Exhibit 5.1

SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

December 21, 2007

Pinnacle Foods Finance LLC

Pinnacle Foods Finance Corp.

One Old Bloomfield Avenue

Mt. Lakes, New Jersey 07046

Ladies and Gentlemen:

We have acted as counsel to Pinnacle Foods Finance LLC, a Delaware limited liability company (“Pinnacle Foods Finance LLC”), and Pinnacle Foods Finance Corp., Delaware corporation (together with Pinnacle Foods Finance LLC, the “Issuers”), and to the subsidiaries of the Issuers listed on Schedule I hereto (collectively, the “Guarantors”), in connection with the Registration Statement on Form S-4 (the “Registration Statement”) filed by the Issuers and the Guarantors with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, relating to the issuance by the Issuers of $325,000,000 aggregate principal amount of 9 1/4% Senior Notes due 2015 (the “2015 Senior Exchange Notes”) and $199,000,000 aggregate principal amount of 10 5/8% Senior Subordinated Notes due 2017 (the “2017 Senior Subordinated Exchange Notes” and, together with the 2015 Senior Exchange Notes, the “Exchange Notes”) and the issuance by the Guarantors of guarantees (the “Guarantees”) with respect to the Exchange Notes. The 2015 Senior Exchange Notes and the related Guarantees will be issued under the indenture, dated as of April 2, 2007 (the “Senior

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Notes Indenture”), among the Issuers, the Guarantors and Wilmington Trust Company, as trustee (the “Trustee”), relating to the 2015 Senior Exchange Notes, and the 2017 Senior Subordinated Exchange Notes will be issued under the indenture, dated as of April 2, 2007 (the “Senior Subordinated Notes Indenture” and, together with the Senior Notes Indenture, the “Indentures”), among the Issuers, the Guarantors and the Trustee relating to the 2017 Senior Subordinated Exchange Notes. The Issuers will offer the 2015 Senior Exchange Notes in exchange for $325,000,000 aggregate principal amount of their outstanding 9 1/4% Senior Notes due 2015 and the 2017 Senior Subordinated Exchange Notes in exchange for $199,000,000 aggregate principal amount of their outstanding 10 5/8% Senior Subordinated Notes due 2017.

We have examined the Registration Statement and the Indentures, which have been filed with the Commission as exhibits to the Registration Statement. We also have examined the originals, or duplicates or certified or conformed copies, of such corporate and other records, agreements, documents and other instruments and have made such other investigations as we have deemed relevant and necessary in connection with the opinions hereinafter set forth. As to questions of fact material to this opinion, we have relied upon certificates or comparable documents of public officials and of officers and representatives of the Issuers and the Guarantors.

In rendering the opinions set forth below, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies and the authenticity of the originals of such latter documents. We also have assumed that the Indentures are the valid and legally binding obligation of the Trustee.

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We have assumed further that the execution, delivery and performance by the Issuers and each Guarantor of the Indentures, the Exchange Notes and the Guarantees do not breach or result in a default under any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Issuers or any of their subsidiaries is a party or by which the Issuers or any of their subsidiaries is bound or to which any of the property or assets of the Issuers or any of their subsidiaries is subject.

Based upon the foregoing, and subject to the qualifications, assumptions and limitations stated herein, we are of the opinion that:

1. When the Exchange Notes have been duly executed, authenticated, issued and delivered in accordance with the provisions of the Indentures upon the exchange, the Exchange Notes will constitute valid and legally binding obligations of the Issuers enforceable against the Issuers in accordance with their terms.

2. When (a) the Exchange Notes have been duly executed, authenticated, issued and delivered in accordance with the provisions of the Indentures upon the exchange and (b) the Guarantees have been duly issued, the Guarantees will constitute valid and legally binding obligations of the Guarantors enforceable against the Guarantors in accordance with their terms.

Our opinions set forth above are subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, (ii) general equitable principles (whether considered in a proceeding in equity or at law) and (iii) an implied covenant of good faith and fair dealing.

We express no opinion as to the validity, legally binding effect or enforceability of any provision of the Indentures or the Exchange Notes that requires or relates to payment of any

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interest at a rate or in an amount that a court would determine in the circumstances under applicable law to be commercially unreasonable or a penalty or a forfeiture. In addition, we express no opinion as to the validity, legally binding effect or enforceability of (i) the waivers of rights and defenses contained in Sections 10.01 and 12.07 of the Senior Notes Indenture and Sections 11.01 and 14.07 of the Senior Subordinated Notes Indenture or (ii) Section 12.13 of the Senior Notes Indenture and Section 14.13 of the Senior Subordinated Notes Indenture relating to severability.

We do not express any opinion herein concerning any law other than the law of the State of New York, the federal law of the United States, the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing) and the Delaware Limited Liability Company Act.

We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Registration Statement and to the use of our name under the caption “Legal Matters” in the Prospectus included in the Registration Statement.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP SIMPSON THACHER & BARTLETT LLP

Schedule I

Guarantors

Entity Name	Jurisdiction of Incorporation or Formation
Pinnacle Foods Group LLC	Delaware
Pinnacle Foods International Corp.	Delaware